SCHEDULE 13G

                        Under the Securities and Exchange Act of 1934

                                               1

                                       (Amendment No.)

                                           CDI Corp.
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                           125071100
                                        (CUSIP Number)

                                          11/12/2009
                                        (Date of Event)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

5 SOLE VOTING POWER

  11,170

6 SHARED VOTING POWER

  947,493

7 SOLE DISPOSITIVE POWER

  11,170

8 SHARED DISPOSITIVE POWER

  947,493

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  958,663


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.06%

12 TYPE OF REPORTING PERSON*

   IA

Item 1.

  (a) Name of Issuer

      CDI Corp.

  (b) Address of Issuer's Principal Executive Offices

      1717 Arch Street
      35th Floor
      Philadelphia, PA  19103

Item 2.

  (a) Name of Person Filing

      VAN DEN BERG MANAGEMENT

  (b) Address of Principal Business Office or, if none, Residence

      805 Las Cimas Parkway
      Suite 430
      Austin, Texas   78746

  (c) Citizenship

      USA

  (d) Title of Class of Securities

      Common stock

  (e) CUSIP Number

      125071100

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

 (a) Broker or Dealer registered under Section 15 of the Act

 (b) Bank as defined in section 3(a)(6) of the Act

 (c) Insurance Company as defined in section 3(a)(19) of the act

 (d) Investment Company registered under section 8 of the Investment Company Act

 (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

 (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

 (g) Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

 (h) Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

  (a) Amount Beneficially Owned

      958,663

  (b) Percent of Class

      5.06%

  (c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote

          11,170

    (ii)  shared power to vote or to direct the vote

          947,493

    (iii) sole power to dispose or to direct the disposition of

          11,170

    (iv)  shared power to dispose or to direct the disposition of

          947,493

Item 5. Ownership of Five Percent or Less of a Class.

Item 6. [X]Ownership of More than Five Percent on Behalf of Another Person

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date
                                        11/20/2009
                                        Signature
                                        Jim Brilliant / Vice President
                                        Name/Title